September 8, 2025

Kaliste Saloom
Interim Chief Executive Officer
Mawson Infrastructure Group Inc.
950 Railroad Avenue
Midland, Pennsylvania 15059

       Re: Mawson Infrastructure Group Inc.
           Registration Statement on Form S-3
           Filed September 3, 2025
           File No. 333-290013
Dear Kaliste Saloom:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lulu Cheng at 202-551-3811 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Meaghan Nelson